2929 N Commerce Parkway

Miramar, FL 33025

July 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams
Laura Crotty

Re:	HCW Biologics Inc.
Registration Statement on Form S-1
File No. 333-256510

Ladies and Gentlemen:

HCW Biologics Inc. hereby withdraws its request that the Securities and Exchange Commission declare the above-referenced Registration Statement effective as of 4:00 p.m., Eastern Time, on July 15, 2021 that was contained in its letter filed as correspondence via EDGAR on July 13, 2021.

Sincerely,

HCW BIOLOGICS INC.

By:	/s/ Rebecca Byam
	Name:	Rebecca Byam
	Title:	Chief Financial Officer

cc:	William L. Hughes, Esq, Orrick, Herrington & Sutcliffe LLP
Scott M. Iyama, Esq., Orrick, Herrington & Sutcliffe LLP
Hing C. Wong, HCW Biologics Inc.
Rebecca Byam, HCW Biologics Inc.